Shareholder meeting (unaudited)

On March 27, 2007, the Annual Meeting of the Fund was held to elect eight Trustees.

Proxies covering 7,162,490 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                             For                   Withheld Authority
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James R. Boyle               7,056,394             106,096
James F. Carlin              7,061,382             101,108
William H. Cunningham        7,055,408             107,082
Ronald R. Dion               7,057,264             105,226
Charles L. Ladner            7,060,681             101,809
Steven R. Pruchansky         7,059,237             103,253

The preferred shareholders elected Patti McGill Peterson and Dr. John A. Moore as Trustees of the Fund until their successors are duly elected and qualified, with the votes tabulated as follows: 2,715 FOR and 17 WITHHELD.